UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 11, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 08 March 2019 entitled ‘CONVERSION PRICE OF MANDATORY CONVERTIBLE BONDS’

RNS: 3767S

Vodafone Group Plc

8 March 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, JAPAN, AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF THE SECURITIES WOULD BE PROHIBITED BY APPLICABLE LAW

8 March 2019

Vodafone Group Plc announces the determination of the initial conversion price of the
£1.72 billion 1.20 per cent. Subordinated Mandatory Convertible Bonds due 2021
(ISIN: XS1960588850)

and

£1.72 billion 1.50 per cent. Subordinated Mandatory Convertible Bonds due 2022
(ISIN: XS1960589668)

(together, the “Bonds”)

As announced on 5 March 2019, Vodafone Group Plc (“Vodafone”) has placed the Bonds.

Vodafone hereby announces that the initial Conversion Price in respect of the Bonds has been determined as £1.3505, representing an initial Conversion Ratio of 74,046.64939 shares per £100,000 principal amount of the Bonds.

CONTACTS

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

IMPORTANT INFORMATION

The information contained in this announcement does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information in this announcement is subject to change.

The distribution of this announcement may be restricted by law in certain jurisdictions, and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of an offer to sell securities, or the solicitation of any offer to buy or subscribe for any securities, to or from any person in the United States,

Australia, Canada, Japan (or to, or for the account or benefit of, any such person or any U.S. person (as defined in Regulation S under the US Securities Act (as defined below))) or in any other jurisdiction in which, or to or from any other person to or from whom, such offer or solicitation is unlawful.

The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or exemption from registration under the US Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. There will be no public offer of the securities in the United States, Australia, Canada, Japan or any other jurisdiction.

In the United Kingdom, this communication is directed only at qualified investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who are persons falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

MiFID II Product Governance / Professional investors and ECPs only target market: Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on Markets in Financial Instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “Manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process, which has determined that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a “distributor”) should take into consideration each Manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining each Manufacturer’s target market assessment) and determining appropriate distribution channels. The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to the Bonds.

For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 11, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary